

Mail Stop 7010

July 10, 2009

via U.S. mail and facsimile

James W. Griffith, President and Chief Executive Officer
The Timken Company
1835 Dueber Ave., SW,
Canton, OH 44706-2798

>   **RE: The Timken Company**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 26, 2009**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
>   **Filed May 7, 2009**
>   **File No. 1-01169**

Dear Mr. Griffith:

We have reviewed your response letter dated June 29, 2009 and have the following
additional comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Net Income (Loss) Attributable to Noncontrolling Interest, page 24

1. We have read your response to prior comment 1 and proposed disclosure. In
    future filings, in addition to the correction of the $6.1 million error, please include
    a discussion of the correction and nature of the $3.4 million error. Your
    disclosure should also confirm, if true, that you concluded these errors were
    immaterial to the 2008 fiscal year and quarter ended March 31, 2009.

2. In your next annual report on Form 10-K, your selected quarterly financial data
    pursuant to Item 302 of Regulation S-K should include a footnote disclosing the
    $870,000 of net income attributable to the Timken Company for the quarter ended
    March 31, 2009, includes the correction of an error made in the prior year. The
    note should quantify the amount and clearly indicate the impact of the error and
    should state you concluded the errors were immaterial to the 2008 and 2009 fiscal
    years and quarter ended March 31, 2009.

3. Although you determined disclosure of the $6.1 million error was not required because you concluded the error was immaterial to the 2008 and 2009 fiscal years and quarter ended March 31, 2009, the result caused what otherwise would have been a loss attributable to Timken to be reported as net income of $870,000. Had you provided a discussion of the effects of this correction in the sections labeled "Overview" and "Net Income (Loss) Attributable to Noncontrolling Interest" on pages 20 and 24, and in your press release, it would have improved transparency to investors. In future filings please provide a discussion of material changes in line items that will improve an investor's understanding of significant items impacting your financial statements. Refer to Sections 501.04 and 05 of the Financial Reporting Codification.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comment.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief